

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

December 23, 2015

Via E-mail
Nicholas Radesca
Chief Financial Officer
American Finance Trust, Inc.
405 Park Avenue
New York, NY 10022

Re: American Finance Trust, Inc.
Form 10-K
Filed May 15, 2015
File No. 0-55197

Form 8-K
Filed May 19, 2015
File No. 0-55197

Dear Mr. Radesca:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2014

General

1.   On your cover page you disclose the "aggregate market value" of your common stock as of June 30, 2014. In future Exchange Act periodic reports, please revise to reframe this value in a different manner since there is no market for your common stock. To the extent you disclose an aggregate value for the company, please clearly disclose the basis for the per share value used.

Item 5. Market for Registrant's Common Equity

Purchases of Equity Securities by the Issuer and Affiliated Purchasers, page 55

2.   We note your tabular disclosure on page 56 summarizing the repurchases of shares under the SRP. You disclose the number of repurchase requests and shares repurchased under the SRP. We understand that the table includes 92 unfulfilled repurchase requests that were approved for repurchase as of December 31, 2014 and completed in the first quarter of 2015. It is unclear if the company had any additional unfulfilled repurchase requests. In future Exchange Act reports please disclose the aggregate share amount of redemption requests received, including any unfulfilled requests, during the year or during the period presented in the report.

Form 8-K filed May 19, 2015

3.   We understand that the company ceased publishing NAV following termination of the SRP and suspension of the DRIP, but that it will begin republishing NAV in connection with the implementation of a new SRP. We note your disclosure in the Form 8-K regarding NAV per share approved on May 14, 2015. We further note that you have previously disclosed NAV per share. In future filings, please also include the NAV estimate for the prior period when providing a new NAV estimate.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Nicole Collings, Staff Attorney, at (202) 551-6431 or me at (202) 551-3215 with any questions.

Sincerely,

/s/ Kim McManus

Kim McManus
Senior Attorney
Office of Real Estate and
Commodities